SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   ----------

                                  SCHEDULE 13G

                 Information to be included in Statements filed
                     pursuant to Rule 13d-1(b), (c) AND (d)

                                   ----------


                        Paradigm Medical Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69900Q108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                September 2, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                                                                                                 Page 2 of 10
------- -----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Crescent International Ltd.
------- -----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)  [ ]
                                                                                (b)  [x]
------- -----------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

------- -----------------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Bermuda
------------------------- ---- ------------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         1,687,443
 EACH REPORTING PERSON
          WITH
------------------------- ---- ------------------------------------------------------------------------------
                          6.   SHARED VOTING POWER

                               None.
------------------------- ---- ------------------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER

                               1,687,443
------------------------- ---- ------------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER

                               None.
-------- ----------------------------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,687,443
-------- ----------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                           [  ]
-------- ----------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.75%
-------- ----------------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON:

         OO
-------- ----------------------------------------------------------------------------------------------------

                                                                                                 Page 3 of 10
------- -----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DMI Trust
------- -----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)  [ ]
                                                                                (b)  [x]
------- -----------------------------------------------------------------------------------------------------
3.      SEC USE ONLY
------- -----------------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Bahamas
------------------------- ---- ------------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         1,687,443
 EACH REPORTING PERSON
          WITH
------------------------- ---- ------------------------------------------------------------------------------
                          6.   SHARED VOTING POWER

                               None.
------------------------- ---- ------------------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER

                               1,687,443
------------------------- ---- ------------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER

                               None.
-------- ----------------------------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,687,443
-------- ----------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                           [  ]
-------- ----------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.75%
-------- ----------------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON:

         OO
-------- ----------------------------------------------------------------------------------------------------

                                                                                                 Page 4 of 10
------- -----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S.  OR  I.R.S.   IDENTIFICATION   NO.  OF  ABOVE   PERSON

        GreenLight (Switzerland) SA
------- -----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) [ ]
                                                                                (b) [x]
------- -----------------------------------------------------------------------------------------------------
3.      SEC USE ONLY
------- -----------------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Switzerland
------------------------- ---- ------------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         1,687,443
 EACH REPORTING PERSON
          WITH
------------------------- ---- ------------------------------------------------------------------------------
                          6.   SHARED VOTING POWER

                               None.
------------------------- ---- ------------------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER

                               1,687,443
------------------------- ---- ------------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER

                               None.
-------- ----------------------------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,687,443
-------- ----------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                           [  ]
-------- ----------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.75%
-------- ----------------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON:

         OO
-------- ----------------------------------------------------------------------------------------------------

Item 1(a).        Name of Issuer.

                  Paradigm Medical Industries, Inc. ("PMED")

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  2355 South 1070 West
                  Salt Lake City, UT 84119

Item 2(a).        Names of Person Filing.

                      (i)   Crescent International Limited ("Crescent")

                      (ii)  DMI Trust ("DMI")

                      (iii) GreenLight (Switzerland) SA ("GreenLight")


Item 2(b).        Address of Principal Business Office, or if none, Residence.

                  As to Crescent:
                  Clarendon House
                  2 Church Street
                  Hamilton H 11
                  Bermuda

                  As to DMI:
                  Norfolk House
                  P.O. Box N-7139
                  Bahamas

                  As to GreenLight:
                  84, av. Louis Casai
                  CH-1216 Cointrin, Geneva
                  Switzerland

Item 2(c).        Citizenship.

                  As to Crescent: Bermuda
                  As to DMI: Bahamas
                  As to GreenLight: Switzerland

Item 2(d).        Title of Class of Securities.

                  Common Stock, $.001 par value.

Item 2(e).        CUSIP Number.

                  69900Q108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership.

                  The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. The 1,687,443 shares of Common Stock beneficially owned by Crescent includes 294,118 shares of Common Stock which Crescent has the current right to purchase pursuant to a warrant held by Crescent.

                  DMI may be deemed to be a beneficial owner of the shares of Common Stock of PMED beneficially owned by Crescent by reason of the ownership by DMI of 100 percent of the capital stock of Crescent.

                  GreenLight serves as principal investment manager to Crescent, and as such has been granted investment discretion over investments including the PMED Common Stock. As a result of its role as investment manager to Crescent, GreenLight may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Act, of PMED Common Stock held by Crescent. However, GreenLight does not have the right to receive any dividends from, or the proceeds from the sale of, the PMED Common Stock held by Crescent and disclaims any ownership associated with such rights.

                  Accordingly, for the purposes of this Statement:

                        (i) Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, the total of 1,687,443 shares of Common Stock beneficially owned by it;

                        (ii) DMI is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of, the total of 1,687,443 shares of Common Stock beneficially owned by it; and

                        (iii) GreenLight  is reporting  that it shares the power
                              solely to vote or direct the vote and the power to dispose or direct the disposition of, the total of 1,687,443 shares of Common Stock beneficially owned by it.

Item 5.             Ownership of Five Percent or Less of a Class.

                    Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                    Not applicable.

Item 8.             Identification and Classification of Members of the Group.

                    Not applicable.

Item 9.             Notice of Dissolution of Group.

                    Not applicable.

Item 10.            Certification.

                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Date: February 5, 2004

                            CRESCENT INTERNATIONAL LIMITED


                            By: GreenLight (Switzerland) SA, as Attorney-in-Fact

                            By: /s/ Mel Craw
                                ------------------------------------------
                                Name: Mel Craw
                                Title: Authorized Signatory

                            By: /s/ Maxi Brezzi
                                ------------------------------------------
                                Name: Maxi Brezzi
                                Title: Authorized Signatory

                            DMI TRUST

                            By: GreenLight (Switzerland) SA, as Attorney-in-Fact

                            By: /s/ Mel Craw
                                ------------------------------------------
                                Name: Mel Craw
                                Title: Authorized Signatory

                            By: /s/ Maxi Brezzi
                                ------------------------------------------
                                Name: Maxi Brezzi
                                Title: Authorized Signatory

                            GREENLIGHT (SWITZERLAND) SA

                            By: /s/ Mel Craw
                                ------------------------------------------
                                Name: Mel Craw
                                Title: Managing Director

                            By: /s/ Maxi Brezzi
                                ------------------------------------------
                                Name: Maxi Brezzi
                                Title: Director

Exhibit Index

99.1     Agreement of Joint Filing - Filed herewith
99.2     Power of Attorney - Filed herewith
99.3     Power of Attorney - Filed herewith